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                                                      hours per response....14.9
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             StarMedia Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    855546107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza - 24th Floor
                              New York, N.Y. 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)




                                 January 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855546107

    1.
            Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            J.P. Morgan Partners (SBIC), LLC - Taxpayer ID # 13-3376808
            ....................................................................
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a).................................................................

            (b).................................................................

--------------------------------------------------------------------------------
    3.     SEC Use Only.........................................................

--------------------------------------------------------------------------------

    4.     Source of Funds (See Instructions)    WC
                                                 ...............................
---------- ---------------------------------------------------------------------
    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)...................................................

--------------------------------------------------------------------------------

    6.     Citizenship or Place of Organization       Delaware
                                                      ..........................
--------------------------------------------------------------------------------

Number of Shares      7.     Sole Voting Power        12,999,803
                                                      ..........................
Beneficially         -----------------------------------------------------------

Owned by Each         8.     Shares Voting Power      0
                                                      ..........................
Reporting Person     -----------------------------------------------------------

With                  9.     Sole Dispositive Power   12,999,803
                                                      ..........................
                     -----------------------------------------------------------

                     10.     Shared Dispositive Power 0
                                                      ..........................
--------------------------------------------------------------------------------
 11.        Aggregate Amount Beneficially Owned by
            Each Reporting Person                     12,999,803
                                                      ..........................
--------------------------------------------------------------------------------
 12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)..................................................

--------------------------------------------------------------------------------

 13.        Percent of Class Represented by
            Amount in Row (11)                        18.4%
                                                      ..........................
--------------------------------------------------------------------------------
 14.        Type of Reporting Person (See Instructions)

            00
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

CUSIP No. 855546107

    1.
            Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            J.P. Morgan Partners (BHCA), L.P. - Taxpayer ID # 13-3371826
           .....................................................................
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a).................................................................

            (b).................................................................

--------------------------------------------------------------------------------
    3.     SEC Use Only.........................................................

--------------------------------------------------------------------------------

    4.     Source of Funds (See Instructions)    WC
                                                 ...............................
---------- ---------------------------------------------------------------------
    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)...................................................

--------------------------------------------------------------------------------

    6.     Citizenship or Place of Organization       Delaware
                                                      ..........................
--------------------------------------------------------------------------------

Number of Shares      7.     Sole Voting Power        2,857,954
                                                      ..........................
Beneficially         -----------------------------------------------------------

Owned by Each         8.     Shares Voting Power      0
                                                      ..........................
Reporting Person     -----------------------------------------------------------

With                  9.     Sole Dispositive Power   2,857,954
                                                      ..........................
                     -----------------------------------------------------------

                     10.     Shared Dispositive Power 0
                                                      ..........................
--------------------------------------------------------------------------------
 11.        Aggregate Amount Beneficially Owned by
            Each Reporting Person                     2,857,954
                                                      ..........................
--------------------------------------------------------------------------------
 12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)..................................................

--------------------------------------------------------------------------------

 13.        Percent of Class Represented by
            Amount in Row (11)                         4.1%
                                                      ..........................
--------------------------------------------------------------------------------
 14.        Type of Reporting Person (See Instructions)

            PN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

CUSIP No. 855546107

    1.
            Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Quetzal/J.P. Morgan Partners, L.P.- Taxpayer ID# 52-2228591
            ....................................................................
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a).................................................................

            (b).................................................................

--------------------------------------------------------------------------------
    3.     SEC Use Only.........................................................

--------------------------------------------------------------------------------

    4.     Source of Funds (See Instructions)    WC
                                                 ...............................
---------- ---------------------------------------------------------------------
    5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)...................................................

--------------------------------------------------------------------------------

    6.     Citizenship or Place of Organization       Delaware
                                                      ..........................
--------------------------------------------------------------------------------

Number of Shares      7.     Sole Voting Power        98,361
                                                      ..........................
Beneficially         -----------------------------------------------------------

Owned by Each         8.     Shares Voting Power      0
                                                      ..........................
Reporting Person     -----------------------------------------------------------

With                  9.     Sole Dispositive Power   98,361
                                                      ..........................
                     -----------------------------------------------------------

                     10.     Shared Dispositive Power 0
                                                      ..........................
--------------------------------------------------------------------------------
 11.        Aggregate Amount Beneficially Owned by
            Each Reporting Person                     98,361
                                                      ..........................
--------------------------------------------------------------------------------
 12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)..................................................

--------------------------------------------------------------------------------

 13.        Percent of Class Represented by
            Amount in Row (11)                          .1%
                                                      ..........................
--------------------------------------------------------------------------------
 14.        Type of Reporting Person (See Instructions)

            PN
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

CUSIP No. 855546107

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                             STARMEDIA NETWORK, INC.

     This Amendment No. 2 to Schedule 13D ("AMENDMENT NO. 2") amends the
Schedule 13D, as amended pursuant to Amendment No. 1 to Schedule 13D filed on September 30, 2001, filed on behalf of J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company ("JPMP (SBIC)"), J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership ("JPMP (BHCA)") and Quetzal/J.P. Morgan Partners, L.P. a Delaware limited partnership ("QUETZAL/JPMP", and together with JPMP (SBIC) and JPMP (BHCA), the "REPORTING PERSONS"), with the Securities and Exchange Commission (the "SEC") on September 13, 2001 (the "ORIGINAL SCHEDULE 13D"), relating to the Common Stock, $0.001 par value per share (the "COMMON STOCK"), of StarMedia Network Inc., a Delaware corporation (the "ISSUER"). Unless otherwise indicated, all capitalized terms not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

     This Amendment No. 2 relates to an increase in the Reporting Persons' percentage ownership of the Issuer's Common Stock and changes in the controlling persons of the Reporting Persons. Except as disclosed in this Amendment No. 2, the information contained in the Original Schedule 13D, as amended, has not changed as of the date hereof.

Item 2 is hereby amended by replacing Schedule A, Schedule B and Schedule C attached to the Original Schedule 13D with Schedule A, Schedule B and Schedule C attached hereto.

Item 5 is hereby amended and restated as follows:

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

     (a)

o JPMP (SBIC) may be deemed the beneficial owner of 12,999,803 shares of the Issuer's Common Stock (assuming conversion of the 2001 Series A Preferred Stock and Options to purchase 85,000 shares). Based upon the 70,496,071 shares of Common Stock outstanding (assuming conversion of the 2001 Series A Preferred Stock and Options to purchase 85,000 shares), JPMP (SBIC)'s deemed beneficial ownership represents 18.4% of the Common Stock of the Issuer. JPMP (SBIC) has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

o JPMP (BHCA) may be deemed the beneficial owner of 2,857,954 shares of the Issuer's Common Stock. Based upon the 70,411,071 shares of Common Stock outstanding, JPMP (BHCA)'s deemed beneficial ownership represents 4.1% of the Common Stock of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

CUSIP No. 855546107

o Quetzal/JPMP may be deemed the beneficial owner of 98,361 shares of the Issuer's Common Stock. Based upon the 70,411,071 shares of Common Stock outstanding, Quetzal/JPMP's deemed beneficial ownership represents .1% of the Common Stock of the Issuer. Quetzal/JPMP has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

     (b) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in shares of the Common Stock (or in Common Stock equivalents) during the past 60 days.

CUSIP No. 855546107


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 2002          J.P. MORGAN PARTNERS (SBIC), LLC



                                   By:  /s/ Jeffrey C. Walker
                                        --------------------------
                                        Name:  Jeffrey C. Walker
                                        Title:    President


Date:  February 14, 2002          J.P. MORGAN PARTNERS (BHCA), L.P.


                                   By:   JPMP MASTER FUND MANAGER, L.P.,
                                         ITS GENERAL PARTNER

                                   By:   JPMP CAPITAL CORP.,
                                         ITS GENERAL PARTNER


                                   By:  /s/ Jeffrey C. Walker
                                        --------------------------
                                        Name:  Jeffrey C. Walker
                                        Title:    President


Date:  February 14, 2002          QUETZAL/J.P. MORGAN PARTNERS, L.P.

                                   By: Quetzal/J.P. Morgan Partners
                                         (GP), LLC,
                                       its General Partner


                                   By:  /s/ Lauren M. Tyler
                                        --------------------------
                                        Name:  Lauren M. Tyler
                                        Title:    Managing Member

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC
                              EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr.*
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr.*
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr.*
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


--------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  DIRECTORS(1)

                               Jeffrey C. Walker*


--------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**


--------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*


--------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                                                       EXHIBIT C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                        William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank               Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial Services      David A. Coulter*
      and Management and Private Banking
Director of Human Resources                                              John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                 Walter A. Gubert*
Vice Chairman                                                            Thomas B. Ketchum*
Director of Corporate Marketing and Communications                       Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank               Donald H. Layton*
Vice Chairman                                                            James B. Lee Jr. *
General Counsel                                                          William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration       Marc J. Shapiro*
Vice Chairman                                                            Jeffrey C. Walker**
Executive Vice President; General Auditor                                William J. Moran*
Chief Financial Officer                                                  Dina Dublon*
Executive Vice President; Head of Market Risk Management                 Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                   David B. Edelson*
Managing Director; Head of Credit Risk Policy                            Suzanne Hammett*
Corporate Secretary                                                      Anthony James Horan*
Senior Vice President; Chief Compliance Officer                          Gregory S. Meredith*
Controller                                                               Joseph L. Scalfani*
Assistant Corporate Secretary                                            James C. Berry*


                                  DIRECTORS(1)

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer          Retired Chairman of the Board and
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019
--------------------------------------------------------------------------------

(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Retired Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter           President and Trustee
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  Chairman of the Board and Chief Executive Officer
                          J.P. Morgan Chase & Co.
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                          New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman of the Board
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Chief Executive Officer
                          U.S. Olympic Committee
                          One Olympic Plaza
                          Colorado Springs, CO  80909
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------